FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of February, 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  April 26, 2005

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  April 26, 2005

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:  April 26, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 February 2005 - 28 February 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------
Number of Mortgage Loans in Pool                      289,964

Current Balance - Trust Mortgage Assets         (GBP)26,285,417,468

Current Balance - Trust Cash and other Assets   (GBP)1,454,132,021

Last Months Closing Trust Assets                (GBP)28,576,180,703

Funding share                                   (GBP)19,529,504,753

Funding 2 share                                 (GBP)4,370,694,254

Funding and Funding 2 share                     (GBP)23,900,199,007

Funding and Funding 2 Share Percentage                 86.16%

Seller Share*                                   (GBP)3,839,350,482

Seller Share Percentage                                13.84%

Minimum Seller Share (Amount)*                  (GBP)1,613,817,088

Minimum Seller Share (% of Total)                       5.82%

Excess Spread last quarter annualised (% of Total)      0.53%
--------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
              Number        Principal (GBP)    Arrears (GBP)  By Principal (%)

<1 Month       285,147      25,844,942,985         0               98.32%

>=1< 3 Months   3,928         370,023,266      2,869,553            1.41%

>=3< 6 Months    744           59,019,066      1,359,486            0.22%

>=6< 9 Months    133           10,674,426       467,967             0.04%

>=9< 12 Months   12              757,725         45,940             0.00%

>=12 Months       0                 0               0               0.00%

Total          289,964      26,285,417,468     4,742,946          100.00%
------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                         Number        Principal (GBP)           Arrears (GBP)

Total (since inception)   319             20,347,430              1,030,983
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                               106

Number Brought Forward                                                  67

Repossessed (Current Month)                                             39

Sold (since inception)                                                 213

Sold (current month)                                                    12

Sale Price/Last Loan Valuation                                         1.06

Average Time from Possession to Sale (days)                            135

Average Arrears at Sale                                          (GBP)2,938

Average Principal Loss (Since inception)*                           (GBP)98

Average Principal Loss (current month)**                             (GBP)0

MIG Claims Submitted                                                      6

MIG Claims Outstanding                                                    0

Average Time from Claim to Payment                                       41
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                           Number              Principal (GBP)

Substituted this period                       0                    (GBP)0

Substituted to date (since 26 March 2001)  562,237       (GBP)48,998,814,077
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                                 % of CPR

Current Month % of CPR - Removals*                                 71.50%

Previous Month % of CPR - Removals*                                52.50%

Current Month % of CPR - Non-Removals**                            28.50%

Previous Month % of CPR - Non-Removals**                           47.50%
-------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------
                                       Monthly                    Annualised

Current Month CPR Rate - Total          5.36%                       48.38%

Previous Month CPR Rate - Total         3.46%                       34.48%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        23.98

Weighted Average Remaining Term (by value) Years                    20.64

Average Loan Size                                              (GBP)90,651

Weighted Average LTV (by value)                                     74.88%

Weighted Average Indexed LTV (by value)                             65.38%

Non Verified (by value)                                             39.12%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                             50.25%

Together (by balance)                                               23.07%

Capped (by balance)                                                  0.72%

Variable (by balance)                                               22.69%

Tracker (by balance)                                                 3.27%

Total                                                              100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number       % of Total        Value (GBP)        % of Total

East Anglia       5,728           1.98%          522,694,264            1.99%

East Midlands     20,544          7.09%         1,675,256,506           6.37%

Greater London    35,149          12.12%        5,204,748,028          19.80%

North             31,861          10.99%        1,904,535,459           7.25%

North West        38,859          13.40%        2,837,747,231          10.80%

Scotland          35,479          12.24%        2,345,564,479           8.92%

South East        42,908          14.80%        5,318,877,236          20.24%

South West        18,623          6.42%         1,890,163,483           7.19%

Wales             11,923          4.11%          865,850,585            3.29%

West Midlands     18,976          6.54%         1,627,416,088           6.19%

Yorkshire         29,914          10.32%        2,092,564,107           7.96%

Total            289,964           100%         26,285,417,468          100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

0% < 25%                          10,787         420,876,739            1.60%

> = 25% < 50%                     35,640        2,666,646,774          10.14%

> = 50% < 55%                     11,023        1,002,842,983           3.82%

> = 55% < 60%                     11,932        1,147,342,910           4.36%

> = 60% < 65%                     13,545        1,340,710,424           5.10%

> = 65% < 70%                     16,259        1,629,049,128           6.20%

> = 70% < 75%                     21,112        2,128,456,674           8.10%

> = 75% < 80%                     22,228        2,495,728,478           9.49%

> = 80% < 85%                     36,742        3,954,195,276          15.04%

> = 85% < 90%                     37,117        3,503,681,918          13.33%

> = 90% < 95%                     54,590        4,429,971,168          16.85%

> = 95% < 100%                    18,619        1,542,677,443           5.87%

> = 100%                           370            23,237,553            0.09%

Total                             289,964       26,285,417,468         100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Endowment                         24,257        1,835,087,446           6.98%

Interest Only                     46,876        6,740,918,907          25.65%

Pension Policy                     560            57,808,362            0.22%

Personal Equity Plan              1,091           81,918,662            0.31%

Repayment                         217,180       17,569,684,091         66.84%

Total                             289,964       26,285,417,468         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Full Time                         253,170       21,639,668,632         82.33%

Part Time                         3,707           236,880,247           0.90%

Retired                            451             14,169,394           0.05%

Self Employed                     29,697         4,250,927,363         16.17%

Other                             2,939           143,771,831           0.55%

Total                             289,964       26,285,417,468        100.00%
-------------------------------------------------------------------------------


--------------------------------------------------------------------
NR Current Existing Borrowers' SVR                6.84%

Effective Date of Change                     1 September 2004
--------------------------------------------------------------------

Notes    Granite Master Issuer plc - Series 2005-1

------------------------------------------------------------------------------
                 Outstanding         Rating           Reference Rate     Margin
                                 Moodys/S&P/Fitch

Series 1

A1               $800,000,000         Aaa/AAA/AAA          2.56%         0.04%

A2         (euro) 1,000,000,000       Aaa/AAA/AAA          2.16%         0.04%

A3             $1,100,000,000         Aaa/AAA/AAA          2.67%         0.08%

A4             $1,100,000,000         Aaa/AAA/AAA          2.69%         0.10%

A5         (euro) 1,500,000,000       Aaa/AAA/AAA          2.21%         0.09%

A6            (GBP)750,000,000        Aaa/AAA/AAA          4.97%         0.12%

B1                $60,500,000          Aa3/AA/AA           2.72%         0.13%

B2            (euro) 80,000,000        Aa3/AA/AA           2.31%         0.19%

B3              (GBP)55,000,000        Aa3/AA/AA           5.04%         0.19%

M1                 $65,000,000          A2/A/A             2.82%         0.23%

M2             (euro) 79,000,000        A2/A/A             2.40%         0.28%

M3               (GBP)55,000,000        A2/A/A             5.13%         0.28%

C2            (euro) 139,000,000      Baa2/BBB/BBB         2.684%        0.56%

C3              (GBP)60,000,000       Baa2/BBB/BBB         5.41%         0.56%
-------------------------------------------------------------------------------


Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)    (GBP)287,479,553            6.34%

Class C Notes ((GBP) Equivalent)          (GBP)156,796,657            3.46%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                          % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)    (GBP)287,479,553            6.58%

Class C Notes ((GBP) Equivalent)          (GBP)156,796,657            3.59%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Programme Reserve Required Amount          (GBP)75,000,000            1.72%

Balance Brought Forward                    (GBP)75,000,000            1.72%

Drawings this Period                            (GBP)0                0.00%

Excess Spread this Period                       (GBP)0                0.00%

Current Balance of Funding 2 & Granite
Master Issuer Reserve Fund                 (GBP)75,000,000            1.72%
-------------------------------------------------------------------------------

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.